Mail Stop 4561

April 14, 2009

Mark Rentschler
Chief Executive Officer
Darwin Resources, Inc.
2202 N. West Shore Blvd., Suite 200
Tampa, FL 33607

> **Re:** **Darwin Resources, Inc.**
> **Form 8-K Filed April 10, 2009**
> **File No. 000-21369**

Dear Mr. Rentschler:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers at the end of this letter.

Form 8-K Filed April 10, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please amend the Form 8-K to address the disclosure requirements of Item 304(a)(1)(ii) of Regulation S-K regarding the principal accountant's report on the financial statements for the past two years. Please note this also includes disclosure of the uncertainty related to the ability of the company to continue as a going concern, which is disclosed in the independent accountants' report on the audited financial statements for the fiscal years ended December 31, 2007 and 2006.

2.   Please amend the Form 8-K to disclose whether there have been any consultations with the newly engaged accountant during the two most recent years, and any subsequent interim period prior to engaging that accountant. Please note that such disclosure is required by Item 304(a)(2) of Regulation S-K.

3.   In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountants addressing the revised disclosures.

* * * * * * *

Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3226 if you have any questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant